SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 89845 / September 11, 2020

Admin. Proc. File No. 3-19341

PACIFIC TELCOM, INC.,
PEOPLELINE TELECOM INC., AND
SPECTRUM MEDITECH INC. (N/K/A
RESILIENT ENERGY, INC.)

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Companies failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of the companies' securities.

APPEARANCES:

David S. Frye for the Division of Enforcement.

Respondents Pacific Telcom, Inc., Peopleline Telecom Inc., and Spectrum Meditech Inc. (n/k/a Resilient Energy, Inc.) (collectively, "Respondents"), issuers with classes of securities registered with the Commission, each failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1] Respondents again failed to respond to an order to show cause why they should not be found in default.[2] We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registrations of their securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On August 14, 2019, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

The OIP alleges that all three Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic

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[1]   *Pac. Telcom, Inc.*, Exchange Act Release No. 86652, 2019 WL 3828394 (Aug. 14, 2019).

[2]   *Pac. Telcom, Inc.*, Exchange Act Release No. 88149, 2020 WL 605915 (Feb. 7, 2020).

[3]   15 U.S.C. § 78*l*(j).

[4]   15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[5]   *Id.*

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998)).

reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Pacific Telcom, Inc. ("Pacific Telcom") (CIK No. 1128078), is a dissolved Illinois corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pacific Telcom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB-12G on November 13, 2000, which reported a net loss of $479,101 for the six months ended June 30, 2000. As of July 22, 2019, the common shares of Pacific Telcom were not publicly quoted or traded.

The OIP also alleges that Peopleline Telecom Inc. ("PPTM") (CIK No. 1420982) is a dissolved Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PPTM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB-12G on December 12, 2007, which reported a net loss of $111,689 for the nine months ended September 30, 2007.[9] As of July 22, 2019, the common stock of PPTM was traded on the over-the-counter markets.

The OIP also alleges that Spectrum Meditech Inc. (n/k/a Resilient Energy, Inc.) ("Spectrum") (CIK No. 1170683) is a void Delaware corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Spectrum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB-12G on January 5, 2004, which reported a net loss before income taxes of $15,157 for the nine months ended September 30, 2003. As of July 22, 2019, the common stock of Spectrum was not publicly quoted or traded.

The OIP directed Respondents to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[10] The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[11]

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[9] The OIP incorrectly states that this Form 10-SB-12G reported this net loss for the nine months ended "September 30, 2017." The Form 10-SB-12G in the Commission's EDGAR database shows that the correct date is September 30, 2007. We take official notice of the EDGAR filing pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of, for example, "any matter in the public official records of the Commission," such as periodic reports filed in the EDGAR database).

[10] 17 C.F.R. § 201.220(b).

[11] *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

B. **Respondents failed to answer the OIP or respond to a show cause order.**

Respondents were each properly served with the OIP, but none answered it. On February 7, 2020, more than ten days after service on each Respondent, they were ordered to show cause by February 21, 2020, why the registrations of their securities should not be revoked by default due to their failures to file an answer and to otherwise defend this proceeding.[12] Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may be deemed in default, the proceeding may be determined against them, and their securities may be revoked." No Respondent subsequently answered the OIP or responded to the show cause order.

II. Analysis

A. **We hold Respondents in default, deem the OIP's allegations to be true, and find that Respondents violated the Exchange Act by failing to file required periodic reports.**

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[13] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[14] Because Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem them in default and to deem the allegations of the OIP to be true.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[15]

B. **We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.**

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[16] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved,

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[12] *See supra* note 2.

[13] 17 C.F.R. § 201.220(f).

[14] 17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[15] *See supra* notes 4–8 and accompanying text.

[16] 15 U.S.C. § 78*l*(j).

the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[17]

Although these factors are nonexclusive, and no single factor is dispositive,[18] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[19]

Respondents' violations were recurrent in that they each have failed to file required annual and quarterly reports over multiple years.[20] These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[21] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[22] Respondents' "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[23] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

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[17]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[18]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[19]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[20]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[21]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 19 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[22]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[23]   *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.

An appropriate order will issue.

By the Commission (Chairman CLAYTON and Commissioners PEIRCE, ROISMAN, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 89845 / September 11, 2020

Admin. Proc. File No. 3-19341

In the Matter of

PACIFIC TELCOM, INC.,
PEOPLELINE TELECOM INC., AND
SPECTRUM MEDITECH INC. (N/K/A
RESILIENT ENERGY, INC.)

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Pacific Telcom, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Peopleline Telecom Inc. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Spectrum Meditech Inc. (n/k/a Resilient Energy, Inc.) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocations are effective as of September 14, 2020.

By the Commission.

Vanessa A. Countryman
Secretary